Exhibit 16.1

April 18, 2011

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	WestMountain Index Advisor, Inc. EIN: 26-1315498

Commissioners:

We were previously the principal accountants for WestMountain Index Advisor, Inc., and we reported on the financial statements of WestMountain Index Advisor, Inc. as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009.  We have not provided any audit services to WestMountain Index Advisor, Inc. since the audit of the December 31, 2010 financial statements. Effective April 15, 2011, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.1 of its Form 8-K dated April 18, 2011.  We agree with the statements concerning our Firm in Item 4.1 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the amended Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP

Englewood, Colorado